COMMENTS RECEIVED ON JANUARY 5, 2015

FROM KEN ELLINGTON

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 811-03329 and 002-75010)

VARIABLE INSURANCE PRODUCTS FUND II (File Nos. 811-05511 and 033-20773)

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 811-07205 and 033-54837)

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 811-03759 and 002-84130)

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 811-05361 and 033-17704)

1. Growth Stock Portfolio, Growth Strategies Portfolio, and Value Leaders Portfolio (Form N-CSR Filings)

C: The Staff requests that the series and class identifiers should be listed as inactive because each fund filed its final N-SAR as of the June 30, 2015 reporting period.

R: The series and class identifiers for each of the above-mentioned funds are scheduled to become inactive on April 17, 2016.  Each of the funds was merged with and into a corresponding series on April 17, 2015.  It is the policy of each issuer to maintain the series and class identifiers as active for a period of one year from the date of merger or liquidation (the "Termination Date") in order to accommodate any regulatory filing that may be required subsequent the Termination Date (e.g., N-SAR, N-PX).

2. All funds

Tandy Representations (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.